Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-88283


                                   PROSPECTUS

                               MCI WORLDCOM, INC.

                   A MAXIMUM OF 346,410 SHARES OF COMMON STOCK


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         This prospectus relates to a maximum of 346,410 shares of our common stock. These shares may be offered and sold from time to time by the selling shareholders named herein. The selling shareholders may offer their common shares through public or private transactions, on or off The Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. The selling shareholders may include pledgees, donees, transferees, or other successors in interest. We will provide specific terms of any offerings made under this prospectus in prospectus supplements, if necessary.


         We will not receive any of the proceeds from the sale of the common shares. We will bear the costs relating to the registration of the common shares, estimated to be approximately $16,000.


         The common shares are traded on The Nasdaq National Market under the symbol WCOM. The closing sales price of the common shares as reported on The Nasdaq National Market on April 13, 2000 was $41.063 per share. The selling shareholders will pay any sales commissions or underwriting discounts and fees and expenses of their counsel incurred in connection with the sale of shares through this prospectus.


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         These   securities  have  not  been  approved  or  disapproved  by  the
Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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                  The date of this prospectus is April 14, 2000

                                EXPLANATORY NOTES

         We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling shareholders are offering to sell, and seeking offers to buy, only the shares of common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

         You should read carefully this entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision. All references to "we," "us," "our" or "MCI WorldCom" in this prospectus mean MCI WORLDCOM, Inc. and its subsidiaries.



                                TABLE OF CONTENTS
                                                                            Page

The Company...................................................................2
Recent Developments...........................................................3
Use of Proceeds...............................................................4
Selling Shareholders..........................................................4
Plan of Distribution..........................................................5
Experts.......................................................................6
Where You Can Find More Information...........................................7
Cautionary Statement Regarding Forward-Looking Statements.....................7


                                   THE COMPANY

     Organized in 1983, MCI WORLDCOM, Inc., a Georgia corporation, provides a broad range of communications, outsourcing, and managed network services to both U.S. and non-U.S. based corporations. We are a global communications company utilizing a facilities-based, on-net strategy throughout the world. The on-net approach allows our customers to send data streams or voice traffic across town, across the U.S., or to any of our facilities-based networks in Europe or Asia, without ever leaving the confines of our network. The on-net approach provides our customers with superior reliability and low operating costs. Prior to September 15, 1998, we were named WorldCom, Inc.

     We leverage our facilities-based networks to focus on data and the Internet. We provide the building blocks or foundation for the new e-conomy. Whether it is an emerging e-business or a larger, more established company who is embracing an e-business approach, we provide the communications infrastructure to help make them successful. From private networking - frame relay and asynchronous transfer mode ("ATM") - to high capacity Internet and related services, to hosting for complex, high volume mega-sites, to turn key network management and outsourcing, we provide the broadest range of Internet and traditional, private networking services available from any provider.


         Our core business is communications services, which includes voice, data, Internet, and international services. During each of the last three years, more than 90% of our operating revenues were derived from communications services.

         Our executive offices are located at 500 Clinton Center Drive, Clinton, Mississippi 39056 and our telephone number is (601) 460-5600.

                               RECENT DEVELOPMENTS

     On October 5, 1999, we announced that we had entered into an Agreement and Plan of Merger dated as of October 4, 1999, which was amended and restated on March 8, 2000, between MCI WorldCom and Sprint Corporation. Under the terms of the Sprint merger agreement, Sprint will merge with and into MCI WorldCom.

         Sprint is a diversified telecommunications company, providing long distance, local and wireless communications services. Sprint's business is organized in two groups: the Sprint PCS group and Sprint FON group. Sprint built and operates the United States' first nationwide all-digital, fiber-optic network and is a leader in advanced data communications services. In 1999 Sprint had $20 billion in annual revenues and serves more than 20 million business and residential customers. Additional information regarding Sprint and the Sprint merger agreement is contained in our Current Report on Form 8-K-1 dated April 11, 2000, filed April 11, 2000), which is incorporated by reference herein.

     Under the merger agreement with Sprint, each outstanding share of Sprint's FON common stock will be exchanged for $76.00 of MCI WorldCom common stock, subject to a collar. In addition, each share of Sprint's PCS common stock will be exchanged for one share of a new MCI WorldCom PCS tracking stock and 0.116025 shares of MCI WorldCom common stock. The terms of the MCI WorldCom PCS tracking stock will be virtually identical to the terms of Sprint's PCS common stock and will be designed to track the performance of the PCS business of the surviving company in the Sprint merger. Holders of Sprint class A stock will receive that amount of MCI WorldCom common stock and MCI WorldCom PCS tracking stock as if such class A stock had been converted into Sprint FON common stock and Sprint PCS common stock immediately before the Sprint merger. Holders of the other classes or series of Sprint capital stock will receive one share of a class or series of our capital stock with virtually identical terms, which will be established in connection with the Sprint merger, for each share of Sprint capital stock that they own. Sprint will redeem for cash each outstanding share of the Sprint first and second series preferred stock before completion of the Sprint merger. The Sprint merger, valued at approximately $129 billion, will be accounted for as a purchase and will be tax-free to Sprint stockholders.

     The actual number of shares of MCI WorldCom common stock to be exchanged for each share of Sprint's FON common stock will be determined based on the average trading prices of MCI WorldCom common stock prior to the closing, but will not be less than 1.4100 shares (if MCI WorldCom's average stock price equals or exceeds $53.9007) or more than 1.8342 shares (if MCI WorldCom's average stock price equals or is less than $41.4350).

     Consummation of the Sprint merger is subject to various conditions set forth in the merger agreement with Sprint, including the adoption of the merger agreement by stockholders of Sprint, the approval of the Sprint merger by shareholders of MCI WorldCom, the approval of the issuance of MCI WorldCom capital stock in the Sprint merger by shareholders of MCI WorldCom, certain U.S. and foreign regulatory approvals and other customary conditions. Special meetings of shareholders of MCI WorldCom and Sprint have been called for April 28, 2000 to vote on the merger proposals. It is anticipated that the Sprint merger will close in the second half of 2000. Additionally, if the Sprint merger is consummated, the integration and consolidation of Sprint would require substantive management and financial resources and involve a number of significant risks, including potential difficulties in assimilating technologies and services of Sprint and in achieving anticipated synergies and cost reductions.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common shares offered by this prospectus, nor will such proceeds be available for our use or benefit.

                              SELLING SHAREHOLDERS


         A total of 346,410 of our common shares registered for sale under this prospectus were issued to Newbridge Latin America, L.P. (the "selling shareholder"). All of the shares were acquired by the selling shareholder pursuant to the irrevocable exercise of certain exchange rights in connection with the acquisition by MCI WorldCom of SkyTel Communications, Inc. Under the terms of the transaction, MCI WorldCom agreed to register for resale the shares of common stock to be received by the selling shareholder in connection with the transaction.


         The term "selling shareholder" also includes any transferees, pledgees, donees, or other successors in interest to the selling shareholder named in the table below. To the extent required, we will name any additional selling shareholder in a supplement to this prospectus.


         The following table sets forth certain information with respect to the beneficial ownership of our common stock by the selling shareholder as of April 11, 2000 before giving effect to the sale of shares of common stock in this offering. The selling shareholder has not had any position or office with us or any of our affiliates within the past three years. There is no material relationship between the selling shareholder and us or our affiliates in the last three years, other than their investment in MTEL Latin America, Inc. All of the shares owned by the selling shareholder may be offered by such shareholder in this offering. We cannot assure you, however, that the selling shareholder will sell any of the shares of our common stock covered by this prospectus. The selling shareholder does not hold one or more percent of the outstanding shares of our common stock.


         The information included in this section is based upon information provided by the selling shareholder.


                                          Shares              Shares
                                          Beneficially        Beneficially
                                          Owned Prior To      Owned After the
     Name                                 the Offering(1)     Offering (1)(2)
     ----                                 ---------------     ---------------


     Newbridge Latin America, L.P.(3)        346,410                  0



(1) Unless otherwise noted, each person has sole voting and investment power with respect to all shares listed opposite such person's name.

(2) The shares may be offered from time to time by the selling shareholder. The selling shareholder is not obligated to sell all or any portion of their shares, nor is it obligated to sell any of its shares immediately pursuant to this prospectus. Because the selling shareholder may sell all or some of its shares, no estimate can be given as to the amount of common stock actually to be offered for sale by the selling shareholder or as to the amount of common stock that will be held by the selling shareholder upon the termination of this offering.

(3) Newbridge Latin America, L.P. is a Cayman Islands limited partnership. The managing general partner of Newbridge Latin America, L.P. is LATAM GP, L.P., a Delaware limited partnership. The general partner of LATAM GP, L.P. is LAF Advisors, L.L.C., a Delaware limited liability company, whose members are TPG LAF Advisors, Inc. (controlled by Messrs. David Bonderman, James Coulter, and William Price), Richard P. Schifter, William A. Franke, and RCBA LAF Group, LLC (controlled by Richard C. Blum). Messrs. Bonderman, Coulter, Price, Schifter, Franke, and Blum disclaim beneficial ownership of all shares held by Newbridge Latin America, L.P. The address of Newbridge Latin America, L.P. is 201 Main Street Suite 2420, Fort Worth, Texas 76102.

                              PLAN OF DISTRIBUTION

         We are registering the common shares covered by this prospectus for the selling shareholder. To the extent required, we will identify any additional selling shareholder in a supplement to this prospectus.

         The selling shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholder may sell the common shares on The Nasdaq National Market, in the over-the-counter market or in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

         In addition, the selling shareholder may sell some or all of its common shares through:

         o a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

         o purchases by a broker-dealer, as principal, and resale by the broker-dealers for its account; or

         o ordinary brokerage transactions and transactions in which a broker solicits purchasers.

         The selling shareholder may enter into hedging transactions with respect to its shares. For example, the selling shareholder may:

         o enter into transactions involving short sales of the common shares by broker-dealers;

         o sell common shares short itself and redeliver such shares to close out its short positions;

         o enter into option or other types of transactions that require the selling shareholder to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

         o loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

         The selling shareholder may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling shareholder may allow other broker-dealers to participate in resales. However, the selling shareholder and any broker-dealers involved in the sale or resale of the common shares may qualify as "underwriters" within the meaning of the Securities Act of 1933. In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the Securities Act of 1933. If the selling shareholder or any broker-dealers qualify as "underwriters," they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

         In addition to selling their common shares under this prospectus, the selling shareholder may:

         o agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common shares, including liabilities arising under the Securities Act of 1933;

         o transfer its common shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

         o sell its common shares under Rule 144 of the Securities Act of 1933 rather than under this prospectus, if the transaction meets the requirements of Rule 144.

         When a particular offering is made, if required, we will distribute to you a prospectus supplement. This supplement will set forth the names of the selling shareholders, the aggregate amount and type of shares being offered, the number of such shares owned before and after the completion of any such offering, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Any underwriters, brokers, dealers or agents who participate in any sale of the shares may also perform services for us or our affiliates.

         All expenses of the registration of the shares will be paid by us, including, without limitation, all registration and filing fees, printing expenses, expenses of compliance with blue sky laws, fees and disbursements of our counsel and expenses of any audits incidental to this registration. The selling shareholder will pay expenses related to any sales commissions or underwriting discounts and fees and expenses of its counsel incurred in connection with the sale of shares through this prospectus.

         We have agreed to indemnify the selling shareholder and anyone who controls the selling shareholder against certain liabilities and expenses arising out of or based upon the information contained in this document, including liabilities under federal securities laws.


                                     EXPERTS

         The consolidated financial statements of MCI WorldCom as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in MCI WorldCom's Annual Report on Form 10-K for the year ended December 31, 1999, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving such reports.

         The consolidated financial statements of Brooks Fiber Properties, Inc. as of December 31, 1997, and for the year ended December 31, 1997, have been incorporated by reference in this document and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, included in MCI WorldCom's Annual Report on Form 10-K for the year-ended December 31, 1999 and incorporated by reference in this document, and upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements and schedules of Sprint and the combined financial statements and schedules of the Sprint FON Group and the Sprint PCS Group appearing in MCI WorldCom's Current Report on Form 8-K-2 dated April 11, 2000 (filed April 11, 2000) have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference which, as to the years 1998 and 1997 for Sprint and the Sprint PCS Group, are based in part on the reports of Deloitte & Touche LLP, independent auditors. Such consolidated and combined financial statements and schedules are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

         The consolidated financial statements of Sprint Spectrum Holding Company, L.P. as of December 31,1998, and for each of the years in the two-year period ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is included in MCI WorldCom's Current Report on Form 8-K-2 dated April 11, 2000 (filed April 11,
2000), and are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

         We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933 (the "Securities Act"). This prospectus is a part of that registration statement. The registration statement contains additional information about us and the securities. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC under File No. 000-11258:

     o   Our Annual Report on Form 10-K for the year ended December 31, 1999.

     o   Our Current Reports on Form 8-K dated October 4, 1999 (filed October 6,
         1999), Form 8-K dated October 5, 1999 (filed October 15, 1999), Form 8-K-1 dated April 11, 2000 (filed April 11, 2000) and Form 8-K-2 dated April 11, 2000 (filed April 11, 2000).

     o The description of our common stock set forth in Resurgens' Registration Statement on Form 8-A dated December 12, 1989 (File No. 1-10415), as updated by the descriptions contained in our Registration Statement on Form S-4 (File No. 333-16015), as declared effective by the Securities and Exchange Commission on November 14, 1996, which includes the Joint Proxy Statement/Prospectus dated November 14, 1996 with respect to the MCI WorldCom's Special Meeting of Shareholders held on December 20, 1996, under the following captions: "Description of WorldCom Capital Stock" and "Comparative Rights of Shareholders" and by the descriptions contained in our Proxy Statement dated April 23, 1999 under the following captions: "Approval of Amendment to Second Amended and Restated Articles of Incorporation, as Amended, To Increase Authorized Shares of Common Stock" and "Future Proposals of Security Holders."

     o The description of the MCI WorldCom rights to acquire preferred stock set forth in our Registration Statement on Form 8-A dated August 26, 1996, as updated byour Current Report on Form 8-K dated May 22, 1997 (filed June 6, 1997).

     o All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the completion of this offering (other than those portions of such documents described in paragraphs
         (i),  (k), and (l) of Item 402 of  Regulation  S-K  promulgated  by the
         SEC).

     You may receive a copy of any of these filings (except exhibits, unless the exhibits are specifically incorporated), at no cost, by writing or telephoning:

                               MCI WORLDCOM, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                       Telephone Number (601) 460-5600 or
                                 (877) 624-9266
                    Attention: Investor Relations Department


     You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The following statements are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995:

         o any statements contained or incorporated herein regarding possible or assumed future results of operations of MCI WorldCom's business, anticipated cost savings or other synergies, the markets for MCI WorldCom's services and products, anticipated capital expenditures, the outcome of Euro conversion efforts, regulatory developments or competition;

         o    any statements  preceded by, followed by or that include the words
              "intends,"  "estimates,"  "believes,"  "expects,"   "anticipates,"
              "should," "could," or similar expressions; and


         o other statements contained or incorporated by reference herein regarding matters that are not historical facts.

     Such statements are subject to risks and uncertainties. You should understand that certain important factors, in addition to the factors discussed in the documents we incorporate by reference in this prospectus, could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements. You should not place undue reliance on any of our forward-looking statements, which speak only as of the date thereof. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation:

          o whether the Sprint merger is completed and the ability to integrate the operations of MCI WorldCom and Sprint, including their respective products and services;

          o the effects of vigorous competition in the markets in which we operate;

          o the impact of technological change on our business, new entrants and alternative technologies, and dependence on availability of transmission facilities;

          o   risks of international business;

          o regulatory risks, including the impact of the Telecommunications Act of 1996;

          o   contingent liabilities;

          o   the impact of competitive services and pricing;

          o   risks associated with the Euro conversion efforts;

          o risks associated with debt service requirements and interest rate fluctuations;

          o   our degree of financial leverage, and

          o other risks referenced from time to time in our filings with the SEC.

     Our independent public accountants have not examined or compiled the forward-looking statements referred to above or any forecasts or other projections incorporated by reference herein and, accordingly, they do not provide any assurance with respect to such statements.

     The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by MCI WorldCom or persons acting on its behalf. MCI WorldCom does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.